Mail Stop 3561

April 30, 2009

Thomas Flahie
Interim Chief Financial Officer
WPT Enterprises, Inc.
5700 Wilshire Boulevard, Suite 350
Los Angeles, CA 90036

> **Re: WPT Enterprises, Inc.**
> **File No. 000-50848**
> **Form 10-K: For the Fiscal Year Ended December 28, 2008**

Dear Mr. Flahie:

We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 28, 2008

Item 7: Management's Discussion and Analysis, page 20

1. Your new agreement with FSN in which you will not receive a license fee from them for the license to Season 7 and 8 of the WPT television series is a known trend that indicates that reported financial results are possibly not indicative of future performance. As such, in future filings please expand your MD&A section to discuss the impact of not receiving license fees from FSN will have on your financial condition, liquidity and capital resources and results of operations. Please ensure that your disclosure quantifies the effect of changes in license and sponsorship terms on your future results. Please refer to Section III.B.3 of FR-72 for guidance.

Results of Operations, page 20

2. You discuss certain factors to which changes are attributable, but you do not quantify some of these factors nor analyze the underlying business reasons for the changes. For example, you state that costs associated with your WPT China website increased in 2008, but you do not quantify the increase nor analyze the underlying reason for the change. In addition, while you quantify certain factors, such as the $2.2 million increase in sales and marketing expenses in 2008, you do not quantify the absolute amount of the expense. Therefore, the change in the expense lacks context. Please ensure that all material factors are analyzed and quantified to the extent practicable. In addition, we believe your disclosures would be more informative, transparent, and easily understood by:

   - increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;
   - using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable; and
   - refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

   We believe such enhancements will significantly improve the ease of use of the information presented in your MD&A discussion and allow you to focus the narrative text on discussion and analysis of these figures as seen through the eyes of management. In future filings please revise accordingly.

3. Please revise to provide a table that details revenues by segment and subcategory for each period. For example, please quantify domestic television licensing, foreign television licensing, domestic sponsorship, foreign sponsorship, product licensing, event hosting, and any other applicable subcategories of revenues for each period in a table. Please include columns for dollar and percent changes. This table will allow investors to more clearly see changes in your revenue amounts and sources. Please provide us with a copy of your intended revised disclosure.

Liquidity and Capital Resources, page 23

4. In future filings please provide a discussion and analysis of your operating, investing, and financing cash flows. For operating cash flows, please discuss, in terms of cash receipts and cash payments, the factors and associated underlying drivers contributing to material variances in net cash provided by operating activities. In this regard, references to changes in line items in the statements of cash flows do not provide a sufficient basis for a reader to analyze the change in the amount of cash provided by or used in operations. Please refer to Section IV.B of FR-72 for guidance.

Item 8: Financial Statements and Supplemental Data, page 33

Consolidated Balance Sheet Page 36

Accounts Receivable

5. We note from your risk factors (page 12) that your vendor Centaurus experienced a cash flow shortfall and, as a result, you agreed to allow Centaurus to defer the payment of certain amounts owed to you. Please tell us the total amount owed to you by Centaurus at year end, how you accounted for this amount, the amount collected subsequent to year end and the related amount reserved for at year end, if any.

Note 3: Investments in Debt Securities and Put Rights, page 43

6. In future filings please disclose all items required to be disclosed by paragraphs 20 and 21 of SFAS 115.

7. We note that you have auction rate securities (ARS) of approximately $3,300,000 and have impaired them by $605,000. We further note that you have a put right asset of $605,000 related to these ARS in an amount equal to the impairment charge amount. Based on your current accounting treatment it appears to us that you believe that you have the ability to hold these assets until June 30, 2010 when the put right can be exercised.

    We note the following with regards to your current financial condition:

    *   Net loss for fiscal year 2008 of $14.4 and a net loss for 2007 of $9.6 million;
    *   Negative cash flow from operations in 2008 of $12.6 and in 2007 of $8.0 million;
    *   In February 2009 you borrowed against the ARS from USB in the amount of $2.7 million, when it appears that you have no history of having debt.

    Please tell us why you believe that you have the ability to hold these ARS until June 30, 2010 and how your ability to hold these ARS until June 30, 2010 was factored into your valuation of the ARS and the related put right. Additionally, please tell us why you believe that the aggregate carrying value of the ARS and the related put right equals the par value.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

WPT Enterprises, Inc.
April 30, 2009
Page 4 of 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief